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                                       United States
                            Securities and Exchange Commission
                                  Washington, D.C. 20549

                                       FORM N-17f-2

                    Certificate of Accounting of Securities and Similar
                               Investments in the Custody of
                              Management Investment Companies

                         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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1. Investment Company Act File Number:               Date examination completed:
   811-4852                                          October 31, 2003

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2. State identification Number:
  ----------------------------------------------------------------------------------------
  AL             AK            AZ             AR             CA             CO
  ----------------------------------------------------------------------------------------
  CT             DE            DC             FL             GA             HI
  ----------------------------------------------------------------------------------------
  ID             IL            IN             IA             KS             KY
  ----------------------------------------------------------------------------------------
  LA             ME            MD             MA             MI             MN
  ----------------------------------------------------------------------------------------
  MS             MO            MT             NE             NV             NH
  ----------------------------------------------------------------------------------------
  NJ             NM            NY             NC             ND             OH
  ----------------------------------------------------------------------------------------
  OK             OR            PA             RI             SC             SD
  ----------------------------------------------------------------------------------------
  TN             TX            UT             VT             VA             WA
  ----------------------------------------------------------------------------------------
  WV             WI            WY             PUERTO RICO
  ----------------------------------------------------------------------------------------
  Other (specify):
  ----------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:
   The Victory Portfolios

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4. Address of principal executive office (number, street, city, state, zip code):
   Bisys, 3435 Stelzer Road, Columbus, Ohio 43219

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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-00)

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                         Report of Independent Auditors

To the Trustees of
  The Victory Portfolios:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Victory Portfolios' (hereafter referred to as the "Company" and constituting the Institutional Money Market Fund, Federal Money Market Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Gradison Government Reserves Fund, Ohio Municipal Money Market Fund, Intermediate Income Fund, Fund For Income, National Municipal Bond Fund, New York Municipal Bond Fund, Ohio Municipal Bond Fund, Balanced Fund, Convertible Fund, Real Estate Fund, Value Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Growth Fund, Special Value Fund and Small Company Opportunity Fund) compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2003, and with respect to agreement of security purchases and sales, for the period from September 5, 2003 (the date of our last examination), through October 31, 2003.

- Count and inspection of all securities located in the vault of Key Trust Company of Ohio, National Association in Cleveland, Ohio, without prior notice to management.

- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, the Depository Trust Company, or the Bank of New York;

- Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Key Trust Company of Ohio, National Association's records; and

- Agreement of all unsettled security purchases as of our report date from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that The Victory Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP
December 15, 2003

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of The Victory Portfolios (hereafter referred to as the "Company" and constituting the Institutional Money Market Fund, Federal Money Market Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Gradison Government Reserves Fund, Ohio Municipal Money Market Fund, Intermediate Income Fund, Fund For Income, National Municipal Bond Fund, New York Municipal Bond Fund, Ohio Municipal Bond Fund, Balanced Fund, Convertible Fund, Real Estate Fund, Value Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Growth Fund, Special Value Fund and Small Company Opportunity Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2003, and from September 5, 2003 through October 31, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003, and from September 5, 2003 through October 31, 2003, with respect to securities reflected in the investment account of the Company.


The Victory Portfolios


By:   /s/ Adam S. Ness
      -------------------------
      Adam S. Ness
      Treasurer

      December 15, 2003
      -------------------------
      Date